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October 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Lumexa Imaging Holdings, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted September 12, 2025

CIK No.  0002071288

Ladies and Gentlemen:

On behalf of our client, Lumexa Imaging Holdings, Inc. (the “Registrant”), we hereby confidentially submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 26, 2025, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and a third amendment to the Registration Statement (“Amendment No. 3”).

In this letter, we have recited the comments from the Staff in italicized and bolded type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 3. Capitalized terms used but not defined in the Registrant’s responses have the meanings assigned to them in Amendment No. 3.

October 10, 2025

Business, Lumexa Imaging’s Health System Joint Ventures, page 82

1.

We note your response to prior comment 7. Given the role of joint ventures to your business, please tell us what consideration you have given to filing the joint venture agreements as exhibits to your registration statement.

The Registrant acknowledges the Staff’s comment, and respectfully advises the Staff that, as described in the Registration Statement, a significant part of the Registrant’s business is to enter into joint venture agreements (“JV agreements”) with health system partners to establish additional outpatient imaging centers, and the Registrant expects to enter into additional, similar agreements in the future. The Registrant believes that its JV agreements with its health system partners fall into the category of contracts made in the ordinary course as described in Regulation S-K, Item 601(b)(10)(ii), which provides, in relevant part, that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless the contract falls within one or more of the categories covered by paragraphs (A) through (D) thereof, in which case it should be filed except where immaterial in amount or significance.

None of the exceptions in Item 601(b)(10)(ii)(A), (C) or (D) apply to the Registrant’s JV agreements. Moreover, the Registrant believes that, individually, its JV agreements are not material contracts within the meaning of Regulation S-K, Item 601(b)(10)(ii)(B), which requires the filing of “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials.” Although the Registrant believes that it is beneficial for investors to be informed of the general features of its joint ventures with health systems, the identity of its health system partners and the number of outpatient imaging centers that are part of each of its joint ventures through its disclosures in the Registration Statement, the Registrant respectfully advises the Staff that its business is not substantially dependent on any individual JV agreement and no individual JV agreement represents “the major part” of the Registrant’s system-wide revenues.

Note 17. Variable Interest Entities, page F-32

2.

We note your response to comment 8. Your response indicates that no value was assigned to noncontrolling interests pursuant to ASC 810-10-45-15 through 45-21. Please help us better understand how you determined this was appropriate by addressing the following:

•

Please help us understand how the contractual terms of the service and/or franchise agreements do not provide the non-controlling interest holders with the ability to participate in the residual profits or losses generated by the VIEs. Please provide us with a summary of the specific terms of the agreements.

•

Your response indicates that the noncontrolling interests holders are entitled to dividends and proceeds on liquidation of the VIEs though you do not believe sufficient cash will be available to pay any dividends or proceeds. Please provide us with a summary of the specific contractual terms of the service and/or franchise agreements regarding dividends and liquidation proceeds which indicate the noncontrolling interest holders are entitled to these amounts.

•

Please help us understand why the contractual terms of the service and/or franchise agreements would give the noncontrolling interest holders the right to dividends and liquidation proceeds but not residual profits or losses generated by the VIEs.

The Registrant respectfully advises the Staff that the service and/or franchise agreements for each of the VIEs do not by their contractual terms provide non-controlling interest holders with either (1) the ability to participate in the residual profits or losses of the VIEs or (2) the right to receive dividends or proceeds on liquidation. These rights are instead implicit in the corporate governance laws governing the relevant VIE’s constitutive documents by virtue of the fact that such non-controlling interest holders are the sole owners of the equity of the relevant VIE. However, after paying relevant expenses, including clinical staff salaries, as well as the administrative services fees due to the Registrant, the VIEs do not have residual profits remaining. Additionally, because the Registrant absorbs all expected losses of its VIEs through its deferral of administrative service fees and the Registrant expects that its VIEs will continue to have a shortfall on their payment of such administrative service fees, non-controlling interest holders in the Registrant’s VIEs are not expected to be allocated any residual profits, losses, dividends or liquidation proceeds and therefore such non-controlling interests have no value. Pursuant to ASC 810-10-25-38A, the Registrant’s (1) power to direct the activities of its VIEs that most significantly impact the VIEs’ economic performance (as discussed in prior correspondence with the Staff); (2) obligation to absorb the losses of its VIEs; and (3) right to receive administrative service fees that are significant to the VIEs, together, establish the Registrant’s controlling financial interest in its VIEs and its status as the primary beneficiary thereof.

October 10, 2025

3.

Please expand your disclosures to disclose the significant terms and corresponding effects of the contractual arrangements that resulted in your determination that no amounts should be allocated to noncontrolling interests pursuant to ASC 810-10-45- 15 through 45-21. Please also disclose whether the physician practices have any cumulative right to profits that could be distributed to the noncontrolling interests in the future, including upon termination of the service and/or franchise agreements.

In response to the Staff’s comment, the Registrant has revised its disclosures on pages 70, 71, F-33 and F-34 of Amendment No. 3.

* * * *

October 10, 2025

If you have questions with respect to the Registration Statement or the responses set forth above, please direct the questions to me at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Caitlin Zulla, Lumexa Imaging Holdings, Inc.

J. Anthony Martin, Lumexa Imaging Holdings, Inc.

Alexander E. Csordas, Sidley Austin LLP

Craig E. Marcus, Ropes & Gray LLP

Tristan VanDeventer, Ropes & Gray LLP